William J. Evers

Vice President & Counsel

Tel: 212-314-5027

Fax: 212-314-3953

March 21, 2012

VIA EDGAR CORRESPONDENCE AND OVERNIGHT MAIL

Alison White, Esquire

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	Separate Account A of AXA Equitable Life Insurance Company

    Post-Effective Amendment No. 11 to Registration Statement on Form N-4

    File Nos.: 333-130988 and 811-01705

Dear Ms. White:

The purpose of this letter is to respond to the staff’s comments to the above-referenced Post-Effective Amendment, provided orally on March 14, 2012. We first set forth each specific staff comment and then provide our response.

In addition, please note that, pending our intellectual property review, we plan to change the name of the Guaranteed Withdrawal Benefit for Life feature to “Personal Income Benefit.” As a result, several other terms will also change (e.g., “GWBL account value” will become “Personal Income Benefit account value”).

Comment 1:  General

Please revise the series and class identifiers so that they match the names of the contracts that are on the cover pages of the prospectuses.

Response 1

We have revised the series and class identifiers as requested. These revisions will be reflected in the next Post-Effective Amendment to the registration statement.

1

Comment 2:  Fee table

The charge for the Guaranteed Withdrawal Benefit for Life needs to be added by way of a new Post-Effective Amendment under Rule 485(a).

Response 2

The Company will add the charge for the Personal Income Benefit (previously, the “Guaranteed Withdrawal Benefit for Life”) in a Post-Effective Amendment under Rule 485(a). We will also be requesting acceleration of effectiveness of the registration statement at that time.

Comment 3:  How to reach us

Please reconcile the disclosure on page 7 of the prospectus that relates to the date for Guaranteed Withdrawal Rate and Guaranteed Transfer Withdrawal Rate availability with the date on which the GWBL is available on page 29 of the prospectus under “Guaranteed Withdrawal Benefit for Life”.

Response 3

The date on page 7 of the prospectus (September 25, 2012) relates to the date that the Guaranteed Withdrawal Rate and Guaranteed Transfer Withdrawal Rate will be available on our Telephone operated program support system (“TOPS”) and the Online Account Access systems. Availability of these two rates on these systems will be later than the date the Personal Income Benefit (previously, the “Guaranteed Withdrawal Benefit for Life”) will be available for eligible participants. That availability of the benefit is the date shown on page 29 of the prospectus (June 25, 2012).

Comment 4:  Examples (Pages 12-13)

Please confirm, if true, that the first example will reflect the highest fees and charges under the contract.

Response 4

We confirm that the first example does reflect the highest fees and charges under the contract.

Comment 5:  Examples (Pages 12-13)

In the preamble to the examples, please explain why the first example does not state that it assumes the election of the Enhanced death benefit.

Response 5

We have added disclosure to the second paragraph of this section to make clear that the election of the Enhanced death benefit applies to both examples in this section. The first example will reflect the election of both the Protected Income Benefit and the Enhanced death benefit. The second example will assume expenses under the contract if only the Enhanced death benefit is elected.

2

Comment 6:  Portfolios of the Trusts (Pages 17-25)

It appears that the Company did not add the portfolios that are available in connection with the Guaranteed Withdrawal Benefit.

Response 6

We have revised this section of the prospectus to include all portfolios available under the contract. Consistent with the disclosure in our EQUI-VEST (Series 201) prospectus previously reviewed by the Staff (File Nos. 333-153809 and 811-01705), we have clearly identified those portfolios that are available in connection with the Protected Income Benefit.

Comment 7:  Guaranteed Withdrawal Benefit for Life (Page 30)

Please reconcile the disclosure that states that the GWR will never be greater than 7% with the disclosure that states that the GWR may be declared to be higher than 7%.

Response 7

We have revised the disclosure in this section to describe how the GWR is determined by the formula and how the rate may be higher than that determined by the formula based on the Company’s discretion.

Comment 8:  Statement of Additional Information

The Post-Effective Amendment did not include a Statement of Additional Information. Also, there are references in the prospectus to a Statement of Additional Information dated May 1, 2012.

Response 8

The Company will file a Post-Effective Amendment under Rule 485(a) that will include a Statement of Additional Information. That Statement of Additional Information will include Company and Separate Account A financials that were not available at the time the original Post-Effective Amendment to this registration statement was filed on February 23, 2012.

* * * * *

On behalf of the Company and the Registrant, we hereby make the representations below regarding the Amendments:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendments and the Registration Statements;

3

•

Comments by the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments on the Amendments do not foreclose the Commission from taking any action with respect to the Amendments or the Registration Statements; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-314-5027 or Christopher E. Palmer at 202-346-4253 of Goodwin Procter LLP, if you have any questions.

Very truly yours,

/s/ William J. Evers

William J. Evers

cc:	Christopher E. Palmer, Esq.

    Goodwin Procter LLP

4

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering an EQUI-VEST® Strategies certificate. Each of the charges and expenses is more fully described in “Charges and expenses” later in this prospectus.

The first table describes fees and expenses that you will pay at the time that you make certain withdrawals, surrender your certificate, purchase a Variable Immediate Annuity payout option or make certain transfers and rollovers. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.

Charges we deduct from your account value at the time you request certain transactions
Maximum withdrawal charge as a percentage of the amount withdrawn (deducted when you surrender your certificate or make certain withdrawals)	6.00%
Charge if you elect a Variable Immediate Annuity payout option (which is described in a separate prospectus for that option)	$350
Charge for third-party transfer or direct rollover(1)	$65 maximum per participant for each occurrence; currently $25 per participant for each occurrence.
Special services charges
• Wire transfer charge(2)	$90 (current and maximum)
• Express mail charge(2)	$35 (current and maximum)
The following tables describe the fees and expenses that you will pay periodically during the time that you participate in the contract, not including underlying Trust portfolio fees and expenses.
Charges we deduct from your account value on each participation date anniversary(3)
Maximum annual administrative charge	The lesser of a current charge of $30 (maximum $65) or 2% of your account value plus any prior withdrawals during the participation year.
Net loan interest charge — (calculated and deducted daily as a percentage of the outstanding loan amount)	2.00%(4)
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets

Separate Account annual expenses(5)	0.25% to 1.20% (maximum)
Charges we deduct from your account value each year if you elect the enhanced death benefit

Enhanced death benefit charge (as a percentage of your account value) is deducted annually on each participation date anniversary	0.15% (maximum)
Charges we deduct from your GWBL account value each year if you elect the following benefit

Guaranteed Withdrawal Benefit for Life charge (calculated as a percentage of your GWBL account value)(6)	1.00% (current and maximum)

Please see “Guaranteed Withdrawal Benefit for Life (“GWBL”)” in “Contract features and benefits” for more information about this feature, and “Guaranteed Withdrawal Benefit for Life charge” in “Charges and expenses” later in this prospectus.

You also bear your proportionate share of all fees and expenses paid by a “portfolio” that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own your certificate. These fees and expenses are reflected in the portfolio’s net asset value each day. Therefore, they reduce the investment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio’s fees and expenses is contained in the Trust prospectus for the portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses for 2011 (expenses that are deducted from portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)(7)	Lowest %	Highest %

Fee table	11

Notes:

(1)	This charge will never exceed 2% of the amount disbursed or transferred.

(2)	Unless you specify otherwise, this charge will be deducted from the amount you request.

(3)	Depending on your Employer’s plan, we may be instructed to withdraw a plan operating expense charge from your account value for administrative and record-keeping services related to the contract. The charge is determined through an arrangement between your Employer and a third-party. We will remit the amount withdrawn to either your Employer or your Employer’s designee. Please refer to your contract for more information.

(4)	We charge interest on loans under your certificate but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. See “Loans” under “Accessing your money” later in this prospectus for more information on how the loan interest is calculated and for restrictions that may apply.

(5)	For mortality and expense risks, and administrative and financial accounting expenses. A portion of this charge is for providing the death benefit. For contracts issued in Texas under a Texas ORP Plan, the total Separate Account charges and the total portfolio operating expenses of the Trusts when added together are not permitted to exceed 2.75%.

(6)	If the certificate is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped on any date other than your certificate date anniversary, we will deduct a pro rata portion of the charge for that year.

(7)	Total Annual Portfolio Operating Expenses are based, in part, on estimated amounts for the underlying portfolios. In addition, the “Lowest” represents the total annual operating expenses of the Portfolio. The “Highest” represents the total annual operating expenses of the Portfolio.

Examples: EQUI-VEST® Strategies contracts

These examples are intended to help you compare the cost of investing in the EQUI-VEST® Strategies contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses and the underlying Trust fees and expenses (including the underlying portfolio fees and expenses). For a complete description of portfolio charges and expenses, please see the prospectus for each Trust.

The guaranteed interest option and the fixed maturity options are not covered in these examples. However, the withdrawal charge, the enhanced death benefit charge, the third-party transfer or exchange charge, and the charge if you elect a Variable Immediate Annuity payout option do apply to amounts in the guaranteed interest option and the fixed maturity options. The examples assume the election of the enhanced death benefit. A market value adjustment (up or down) will apply as a result of a withdrawal, transfer, or surrender of amounts from a fixed maturity option.

Both examples below show the expenses a hypothetical contract owner would pay in the situations illustrated. The examples use an average annual administrative charge based on charges paid in 2011, which results in an estimated charge of         % of account value.

These examples should not be considered a representation of past or future expenses for the options shown. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in these examples is not an estimate or guarantee of future investment performance.

The first example assumes that you invest $10,000 in the GWBL variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the charge for the Guaranteed Withdrawal Benefit for Life, the example also assumes separate account annual expenses and that amounts are allocated to the GWBL variable investment options that invest in Portfolios with (a) maximum fees and expenses, and (b) minimum fees and expenses (before expense limitations). The GWBL variable investment options with the maximum and minimum underlying Portfolio expenses are the [                    ] Portfolio and [                    ] Portfolio, respectively.

	If you surrender your certificate at the end of the applicable time period				If you annuitize your certificate at the end of the applicable time period and select a non-life contingent period certain annuity option with less than five years(1)				If you do not surrender your certificate at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	—	—	—	—	—	—	—	—	—	—	—	—
(b) assuming minimum fees and expenses of any of the Portfolios	—	—	—	—	—	—	—	—	—	—	—	—

(1)	Please see “Withdrawal charge” in “Charges and Expenses” later in this prospectus for more information on withdrawal charge waivers upon annuitization.

The second example assumes that you invest $10,000 in the Non-GWBL variable investment options for the time periods indicated, with no allocations to the GWBL variable investment options and that your investment has a 5% return each year. The example also assumes separate account annual expenses and that amounts are allocated to the Non-GWBL variable investment options that invest in Portfolios with (a) maximum fees and expenses, and (b) minimum fees and expenses (before expense limitations). The Non-GWBL variable investment options with the maximum and minimum underlying Portfolio expenses are the [                    ] Portfolio and [                    ] Portfolio, respectively.

12	Fee table

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more portfolios. AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some portfolios, AXA Equitable Funds Management Group, LLC has entered into sub-advisory agreements with investment advisers (the “sub-advisers”) to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each portfolio, if any. The chart below also shows the currently available portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the “Distributors”) receive 12b-1 fees from affiliated portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the portfolios’ average daily net assets. The affiliated portfolios’ sub-advisers and/or their affiliates also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective portfolios. It may be more profitable for us to offer affiliated portfolios than to offer unaffiliated portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the portfolios. (See the portfolios’ prospectuses for more information.) These fees and payments will reduce the underlying portfolios’ investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying portfolios. These fees and payment arrangements may create an incentive for us to select portfolios (and classes of shares of portfolios) that pay us higher amounts.

The AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio by AXA Equitable. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such portfolios to contract owners and/or suggest, incidental to the sale of this contract, that contract owners consider whether allocating some or all of their account value to such portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio than certain other portfolios available to you under your contract. In addition, due to the relative diversification of the underlying portfolios covering various asset classes and categories, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio may enable AXA Equitable to more efficiently manage AXA Equitable’s financial risks associated with certain guaranteed features. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

AXA Premier VIP Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
AXA AGGRESSIVE ALLOCATION	Class B	Seeks long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC
AXA BALANCED STRATEGY*	Class B	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE ALLOCATION	Class B	Seeks a high level of current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE-PLUS ALLOCATION	Class B	Seeks current income and growth of capital, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE GROWTH STRATEGY*	Class B	Seeks current income and growth of capital, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE STRATEGY*	Class B	Seeks a high level of current income.	• AXA Equitable Funds Management Group, LLC
AXA MODERATE ALLOCATION	Class A	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
AXA MODERATE-PLUS ALLOCATION	Class B	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC

Contract features and benefits	17

AXA Premier VIP Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
AXA MODERATE GROWTH STRATEGY*	Class B	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC
MULTIMANAGER AGGRESSIVE EQUITY	Class A	Seeks long-term growth of capital.

•    AllianceBernstein L.P.

•    AXA Equitable Funds Management Group, LLC

•    ClearBridge Advisors, LLC

•    Goodman & Co. NY Ltd.

•    Legg Mason Capital Management, Inc.

•    Marsico Capital Management, LLC

•    T. Rowe Price Associates, Inc.

•    Westfield Capital Management Company, L.P.

MULTIMANAGER CORE BOND	Class B	Seeks a balance of high current income and capital appreciation, consistent with a prudent level of risk.	• BlackRock Financial Management, Inc. • Pacific Investment Management Company LLC • SSgA Funds Management, Inc.
MULTIMANAGER INTERNATIONAL EQUITY	Class B	Seeks long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • JPMorgan Investment Management Inc. • Marsico Capital Management, LLC
MULTIMANAGER LARGE CAP CORE EQUITY	Class B	Seeks long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • Janus Capital Management, LLC • Thornburg Investment Management, Inc.
MULTIMANAGER LARGE CAP VALUE	Class B	Seeks long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • Institutional Capital LLC • MFS Investment Management
MULTIMANAGER MID CAP GROWTH	Class B	Seeks long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Franklin Advisers, Inc. • Wellington Management Company, LLP

18	Contract features and benefits

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
ALL ASSET GROWTH-ALT 20(1)	Class IB	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
AXA TACTICAL MANAGER 400	Class IB	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of mid-capitalization companies, including securities in the Standard & Poor’s MidCap 400 Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
AXA TACTICAL MANAGER 500	Class IB	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of large-capitalization companies, including securities in the Standard & Poor’s 500 Composite Stock Price Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
AXA TACTICAL MANAGER 2000	Class IB	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of small-capitalization companies, including securities in the Russell 2000 Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
AXA TACTICAL MANAGER INTERNATIONAL	Class IB	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of foreign companies, including securities in the Morgan Stanley Capital International EAFE Index, ASX SPI 200 Index, Dow Jones EURO STOXX 50 Index, FTSE 100 Index and the Tokyo Stock Price Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES*	Class IB	Seeks to achieve total return from long-term growth of capital and income.	• AllianceBernstein L.P.
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH	Class IA	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P.
EQ/AXA FRANKLIN SMALL CAP VALUE CORE	Class IB	Seeks to achieve long-term total return.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Franklin Advisory Services, LLC

20	Contract features and benefits

•	your Guaranteed Annual Withdrawal Amount will never decrease as long as there are no GWBL Excess withdrawals; and

•	your Guaranteed Annual Withdrawal Amount may increase as the result of a Ratchet increase of your Ratchet Base.

The Guaranteed Withdrawal Rate and Guaranteed Transfer Withdrawal Rate

With the GWBL, there are two rates applicable at all times. We apply the Guaranteed Withdrawal Rate (“GWR”) to amounts you contribute to the GWBL variable investment options, including salary deferral contributions and employer contributions. We apply the Guaranteed Transfer Withdrawal Rate (“GTWR”) to amounts you transfer to the GWBL variable investment options from other the investment options in your EQUI-VEST® Strategies contract, lump sum transfers from other providers and rollovers.

The GWR is tied to the Ten-Year Treasuries Formula Rate described below. The GWR is set at the beginning of each calendar quarter, however, we reserve the right to set the GWR at the beginning of each calendar month.

The GWR is calculated using the Ten-Year Treasuries in effect for that quarter, plus a percentage that ranges from 0.25% to 1.00% based on your age at the beginning of the calendar quarter. The percentage is 1.00% if you are between ages 45 and 50, and declines by 0.05% each year until it reaches 0.25% at age 65.

If, at the beginning of a calendar quarter, the GWR calculation results in a rate lower than 2.5%, we will set the rate to a minimum of 2.5%. On the other hand, if the GWR calculation results in a rate greater than 7%, we are under no obligation to set that higher rate. In our sole discretion, we may declare a GWR that is greater, but not less than the rate generated by the GWR calculation.

•

Ten-Year Treasuries Formula Rate.  For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th of the last month of the preceding calendar quarter. U.S. Treasury rates will be determined from the Federal Reserve Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

The GTWR is set at the beginning of each month and will never be less than 2.5%. In our sole discretion, we may declare a GTWR that is greater than 2.5%.

Please note that while the GWR and GTWR are subject to the same stated minimum of 2.5%, we reserve the right to declare a GTWR that is higher or lower than the GWR. During certain periods, the declared rates for the GWR and GTWR may be the same.

The following examples are designed to show the basics as to how your Guaranteed Annual Withdrawal Amount is calculated. The GWBL account value used in these examples is after the deduction of all applicable fees and charges.

EXAMPLE 1: Activating the GWBL feature

Assume you are eligible to activate the GWBL feature and have $50,000 in your EQUI-VEST® Strategies certificate. You then make a one-time transfer of $1,000 from your Non-GWBL account value to the GWBL variable investment options. The GTWR at the time is 3%. Your amounts under the GWBL are calculated as follows:

•	Your GWBL account value is $1,000.

•	Your Ratchet Base is $1,000.

•	Your Guaranteed Annual Withdrawal Amount (“GAWA”) is $30. ($1,000 x 3%).

EXAMPLE 2: Building your Guaranteed Annual Withdrawal Amount with Contributions

Assume you activated the feature as described in EXAMPLE 1 on December 1st and decide to make on-going contributions that amount to $200 to the GWBL variable investment options on the 15th of each month for a six-month period starting in January of the following year. Also, for the purposes of this example, assume a 0% hypothetical rate of return for the GWBL account value. The table below shows the application of the GWR to six monthly contributions and the resulting values.

Date	Transfer	GTWR	New GAWA	Total GAWA	Ratchet Base(*)	GWBL account value
Dec. 1	$1,000	3%	$30	$30	$1,000	$1,000
Date	Contribution	GWR	New GAWA	Total GAWA	Ratchet Base(*)	GWBL account value
Jan. 15	$200	3%	$6	$36	$1,200	$1,200
Feb. 15	$200	3%	$6	$42	$1,400	$1,400
Mar. 15	$200	3%	$6	$48	$1,600	$1,600
Apr. 15	$200	4%	$8	$56	$1,800	$1,800
May. 15	$200	4%	$8	$64	$2,000	$2,000
Jun. 15	$200	4%	$8	$72	$2,200	$2,200
(*)	The Ratchet Base is described in more detail below.

EXAMPLE 3: Building Your Guaranteed Annual Withdrawal Amount with Contributions and Transfers

Assume you activated the benefit as described in EXAMPLE 1 on December 1st and continue to make on-going contributions of $200 to the GWBL variable investment options as described in EXAMPLE 2. For the purposes of this example, now assume that you make monthly transfers of $100 from your Non-GWBL investment options to the GWBL variable investment options on the 1st of each month beginning on January 1st. Also, for the purposes of this example, assume a 0% hypothetical rate of return for the GWBL account value. The table below shows the application of both the GWR and the GTWR at the same time, building your Guaranteed Annual Withdrawal Amount and GWBL account value through both contributions and transfers.

30	Contract features and benefits

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

(7)	The employer elects to move the plan assets to a different funding vehicle after five contract years.

(8)	The withdrawal is made to provide any annuity benefits that we offer as requested by your employer.

The withdrawal charge will apply if the condition as described in items 4 through 6 above existed at the time participation under the contract began or if the condition began within the 12 month period following such participation.

See Appendix IV, later in this prospectus for information on state availability and variations with respect to this charge.

In instances where a withdrawal charge applies, other than where your participation under the contract is terminated, in order to give you the exact dollar amount of the withdrawal requested, we deduct the amount of the withdrawal and the amount of the withdrawal charges from your account value. Any amount deducted to pay withdrawal charges is also subject to a withdrawal charge. We deduct the amount of the withdrawal and the withdrawal charge pro rata from the variable investment options and from the guaranteed interest option. If these amounts are insufficient we will make up the required amounts from the fixed maturity options to the extent you have values in those options. If we make up the required amounts from the fixed maturity options, a market value adjustment will apply. In the case where you terminate participation under the contract, we will pay your account value after the withdrawal charge has been imposed (cash value).

Guaranteed Withdrawal Benefit for Life charge

If you activate the Guaranteed Withdrawal Benefit for Life feature by allocating amounts to the GWBL variable investment options, we deduct an annual charge equal to 1.00% of your GWBL account value. This charge will be deducted from your value in the GWBL variable investment options on a pro rata basis on each participation date anniversary. It is not pro-rated to account for a portion of the year. However, if the GWBL feature is terminated, the certificate is surrendered or a death benefit is paid on a date other than a participation date anniversary, we will deduct a pro rata portion of the charge for that year.

In no event will the charge for the GWBL be deducted from your

Non-GWBL account value.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 1%.

Plan operating expense charge

Depending on your Employer’s plan, we may be instructed to withdraw a plan operating expense from your account value and to remit the amount withdrawn to either your Employer or your Employer’s designee. The amount to be withdrawn is determined by your Employer; we will have no responsibility for determining that such amount is necessary and proper under the terms your Employer’s plan. We will deduct this charge pro rata from your Non-GWBL variable investment option and guaranteed interest option first, then from amounts from the fixed maturity options, to the extent you have value in those options. If there are insufficient funds in your Non-GWBL account value and fixed maturity options, we will deduct this charge pro rata from your GWBL variable investment options. This deduction will not reduce your Guaranteed Annual Withdrawal Amount or Ratchet Base. We do not apply a withdrawal charge to these the amounts withdrawn pursuant to these instructions.

Variable Immediate Annuity payout option administrative fee

We deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity payout option. This option may not be available at the time you elect to begin receiving annuity payouts or it may have a different charge.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent auditors’ fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain portfolios available under the contract in turn invest in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the “underlying

Charges and expenses	49

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering an EQUI-VEST® Strategies certificate. Each of the charges and expenses is more fully described in “Charges and expenses” later in this prospectus.

The first table describes fees and expenses that you will pay at the time that you make certain withdrawals, surrender your certificate, purchase a Variable Immediate Annuity payout option or make certain transfers and rollovers. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.

Charges we deduct from your account value at the time you request certain transactions
Maximum withdrawal charge as a percentage of the amount withdrawn (deducted when you surrender your certificate or make certain withdrawals)(1)	6.00%
Charge if you elect a Variable Immediate Annuity payout option (which is described in a separate prospectus for that option)	$350
Charge for third-party transfer or direct rollover(2)	$65 maximum per participant for each occurrence; currently $25 per participant for each occurrence.
Plan loan charges(3)	$25 maximum per loan when loan is made + $6.25 per quarter.
Special services charges

• Wire transfer charge(4)	$90 (current and maximum)

• Express mail charge(4)	$35 (current and maximum)
The following tables describe the fees and expenses that you will pay periodically during the time that you participate in the contract, not including underlying Trust portfolio fees and expenses.
Charges we periodically deduct from your account value(5)
Maximum annual administrative charge — (deducted annually from your account value)	The lesser of a current charge of $30 (maximum $65) or 2% of your account value plus any prior withdrawals during the participation year.(6)
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets
Separate Account annual expenses(7)	0% to 1.15% (maximum)
Charges we deduct from your account value each year if you elect the enhanced death benefit
Enhanced death benefit charge (as a percentage of your account value) is deducted annually on each participation date anniversary	0.15% (maximum)
Charges we deduct from your GWBL account value each year if you elect the following benefit
Guaranteed Withdrawal Benefit for Life charge (calculated as a percentage of your GWBL account value)(8)	1.00% (current and maximum)
Please see “Guaranteed Withdrawal Benefit for Life (“GWBL”)” in “Contract features and benefits” for more information about this feature, and “Guaranteed Withdrawal Benefit for Life charge” in “Charges and expenses” later in this prospectus.

You also bear your proportionate share of all fees and expenses paid by a “portfolio” that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own your certificate. These fees and expenses are reflected in the portfolio’s net asset value each day. Therefore, they reduce the investment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio’s fees and expenses is contained in the Trust prospectus for the portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses for 2011 (expenses that are deducted from portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)(9)	Lowest —%	Highest —%

Notes:

(1)	For some groups, withdrawal charges may be based on contributions withdrawn.

(2)	This charge will never exceed 2% of the amount disbursed or transferred.

(3)	The charges are expressed on a per plan participant basis.

(4)	Unless you specify otherwise, this charge will be deducted from the amount you request.

Fee table	11

(5)	Depending on your Employer’s plan, we may be instructed to withdraw a plan operating expense charge from your account value for administrative and record-keeping services related to your certificate. The charge is determined through an arrangement between your Employer and a third party. We will remit the amount withdrawn to either your Employer or your Employer’s designee. Please refer to your certificate for more information.

(6)	If the certificate is surrendered or annuitized, or a death benefit is paid on any date other than a certificate anniversary, we will deduct a pro rata portion of the annual administrative charge for that year.

(7)	These charges compensate us for mortality and expense risks, and administrative and financial accounting expenses we incur under the contract. A portion of this charge is for providing the death benefit. For TSA contracts issued in Texas under a Texas ORP Plan, the total Separate Account charges and the total portfolio operating expenses of the Trusts when added together are not permitted to exceed 2.75%.

(8)	If the certificate is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped on any date other than your participation date anniversary, we will deduct a pro rata portion of the charge for that year.

(9)	“Total Annual Portfolio Operating Expenses” are based, in part, on estimated amounts for the underlying portfolios. In addition, the “Lowest” represents the total annual operating expenses of the EQ/Equity 500 Index Portfolio. The “Highest” represents the total annual operating expenses of the Target 2045 Allocation Portfolio.

Examples: EQUI-VEST® Strategies contracts

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses and the underlying Trust fees and expenses (including the underlying portfolio fees and expenses). For a complete description of portfolio charges and expenses, please see the prospectus for each Trust.

The guaranteed interest option and the account for special dollar cost averaging are not covered in these examples. However, the annual administrative charge, the enhanced death benefit charge, the withdrawal charge, the third-party transfer or exchange charge, and the charge if you elect a Variable Immediate Annuity payout option do apply to amounts in the guaranteed interest option and the account for special dollar cost averaging. The examples assume the election of the enhanced death benefit.

Both examples below show the expenses a hypothetical participant would pay in the situations illustrated. The examples use an average annual administrative charge based on charges paid in 2011, which results in an estimated charge of         % of account value.

These examples should not be considered a representation of past or future expenses for the options shown. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in these examples is not an estimate or guarantee of future investment performance.

The first example assumes that you invest $10,000 in the GWBL variable investment options for the time periods indicated, and that your investment has a 5% return each year. Other than the annual administrative charge and the charge for the Guaranteed Withdrawal Benefit for Life, the example also assumes separate account annual expenses and that amounts are allocated to the GWBL variable investment options that invest in Portfolios with (a) maximum fees and expenses, and (b) minimum fees and expenses (before expense limitations). The GWBL variable investment options with the maximum and minimum underlying Portfolio expenses are the [                    ] Portfolio and [                    ] Portfolio, respectively.

	If you surrender your certificate at the end of the applicable time period				If you annuitize your certificate at the end of the applicable time period and select a non- life contingent period certain annuity option with less than five years				If you do not surrender your certificate at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	—	—	—	—	—	—	—	—	—	—	—	—
(b) assuming minimum fees and expenses of any of the Portfolios	—	—	—	—	—	—	—	—	—	—	—	—

The second example assumes that you invest $10,000 in the Non-GWBL variable investment options for the time periods indicated, with no allocations to the GWBL variable investment options and that your investment has a 5% return each year. Other than the annual administrative charge, the example also assumes separate account annual expenses and that amounts are allocated to the Non-GWBL variable investment options that invest in Portfolios with (a) maximum fees and expenses, and (b) minimum fees and expenses (before expense limitations). The Non-GWBL variable investment options with the maximum and minimum underlying Portfolio expenses are the [                    ] Portfolio and [                    ] Portfolio, respectively.

	If you surrender your certificate at the end of the applicable time period				If you annuitize your certificate at the end of the applicable time period and select a non- life contingent period certain annuity option with less than five years				If you do not surrender your certificate at the end of the applicable time period
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
(a) assuming maximum fees and expenses of any of the Portfolios	—	—	—	—	—	—	—	—	—	—	—	—
(b) assuming minimum fees and expenses of any of the Portfolios	—	—	—	—	—	—	—	—	—	—	—	—

Condensed financial information

Please see Appendix I at the end of this prospectus for information about the unit values and number of units outstanding as of the period shown for each of the variable investment options available as of December 31, 2011.

12	Fee table

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more portfolios. AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some portfolios, AXA Equitable Funds Management Group, LLC has entered into sub-advisory agreements with investment advisers (the “sub-advisers”) to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each portfolio, if any. The chart below also shows the currently available portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the “Distributors”) receive 12b-1 fees from affiliated portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the portfolios’ average daily net assets. The affiliated portfolios’ sub-advisers and/or their affiliates also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective portfolios. It may be more profitable for us to offer affiliated portfolios than to offer unaffiliated portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the portfolios. (See the portfolios’ prospectuses for more information.) These fees and payments will reduce the underlying portfolios’ investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying portfolios. These fees and payment arrangements may create an incentive for us to select portfolios (and classes of share of portfolios) that pay us higher amounts.

The AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio by AXA Equitable. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such portfolios to contract owners and/or suggest, incidental to the sale of this contract, that contract owners consider whether allocating some or all of their account value to such portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio than certain other portfolios available to you under your contract. In addition, due to the relative diversification of the underlying portfolios covering various asset classes and categories, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio may enable AXA Equitable to more efficiently manage AXA Equitable’s financial risks associated with certain guaranteed features. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

AXA Premier VIP Trust – Class B Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
AXA AGGRESSIVE ALLOCATION	Seeks long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC
AXA BALANCED STRATEGY*	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE ALLOCATION	Seeks a high level of current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE-PLUS ALLOCATION	Seeks current income and growth of capital, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE GROWTH STRATEGY*	Seeks current income and growth of capital, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC
AXA CONSERVATIVE STRATEGY*	Seeks a high level of current income.	• AXA Equitable Funds Management Group, LLC
AXA MODERATE ALLOCATION	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
AXA MODERATE-PLUS ALLOCATION	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC
AXA MODERATE GROWTH STRATEGY*	Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC

16	Contract features and benefits

EQ Advisors Trust – Class IB Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
AXA TACTICAL MANAGER INTERNATIONAL	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and lower volatility over a full market cycle relative to traditional equity funds and equity market indexes, by investing in a combination of long and short positions on equity securities of foreign companies, including securities in the Morgan Stanley Capital International EAFE Index, ASX SPI 200 Index, Dow Jones EURO STOXX 50 Index, FTSE 100 Index and the Tokyo Stock Price Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES*	Seeks to achieve total return from long-term growth of capital and income.	• AllianceBernstein L.P.
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P.
EQ/AXA FRANKLIN SMALL CAP VALUE CORE	Seeks to achieve long-term total return.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Franklin Advisory Services, LLC
EQ/BLACKROCK BASIC VALUE EQUITY	Seeks to achieve capital appreciation and secondarily, income.	• BlackRock Investment Management, LLC
EQ/BOSTON ADVISORS EQUITY INCOME	Seeks a combination of growth and income to achieve an above-average and consistent total return.	• Boston Advisors, LLC
EQ/CALVERT SOCIALLY RESPONSIBLE	Seeks to achieve long-term capital appreciation.	• Bridgeway Capital Management, Inc. • Calvert Investment Management Inc.
EQ/CAPITAL GUARDIAN GROWTH	Seeks to achieve long-term growth of capital.	• Capital Guardian Trust Company
EQ/COMMON STOCK INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000 Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000 Index.	• AllianceBernstein L.P.
EQ/CORE BOND INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government/Credit Index, including reinvestment of dividends, at a risk level consistent with that of the Barclays Capital Intermediate U.S. Government/Credit Index.	• SSgA Funds Management, Inc.
EQ/DAVIS NEW YORK VENTURE	Seeks to achieve long-term growth of capital.	• Davis Selected Advisors, L.P.
EQ/EQUITY 500 INDEX	Seeks to achieve a total return before expenses that approximates the total return performance of the S&P 500 Index, including reinvestment of dividends, at a risk level consistent with that of the S&P 500 Index.	• AllianceBernstein L.P.
EQ/EQUITY GROWTH PLUS	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Capital Management, Inc. • BlackRock Investment Management, LLC
EQ/FRANKLIN CORE BALANCED	Seeks to maximize income while maintaining prospects for capital appreciation.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Franklin Advisers, Inc.

Contract features and benefits	19

Ivy Funds Variable Insurance Portfolios Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
IVY FUNDS VIP HIGH INCOME	Seeks, as its primary objective, a high level of current income. As a secondary objective, the Portfolio seeks capital growth when consistent with its primary objective.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP MID CAP GROWTH	Seeks to provide growth of capital.	• Waddell & Reed Investment Management Company (WRIMCO)
IVY FUNDS VIP SMALL CAP GROWTH	Seeks growth of capital.	• Waddell & Reed Investment Management Company (WRIMCO)
Lazard Retirement Series, Inc. – Service Shares Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO	Seeks long-term capital appreciation.	• Lazard Asset Management LLC
MFS® Variable Insurance Trusts – Service Class Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
MFS® INTERNATIONAL VALUE PORTFOLIO	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company
MFS® INVESTORS GROWTH STOCK SERIES	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company
MFS® INVESTORS TRUST SERIES	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company
MFS® TECHNOLOGY PORTFOLIO	The fund’s investment objective is to seek capital appreciation.	• Massachusetts Financial Services Company
MFS® UTILITIES SERIES	The fund’s investment objective is to seek total return.	• Massachusetts Financial Services Company
Oppenheimer Variable Account Funds – Service Class	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
OPPENHEIMER MAIN STREET FUND®/VA	The fund seeks high total return.	• OppenheimerFunds, Inc.
PIMCO Variable Insurance Trust – Advisor Class Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
PIMCO VIT COMMODITYREALRETURN® STRATEGY PORTFOLIO	Seeks maximum real return consistent with prudent investment management.	• Pacific Investment Management Company LLC
Van Eck VIP Trust – S Class Portfolio Name	Objective	Investment Manager (or Sub-Adviser(s), as applicable)
VAN ECK VIP GLOBAL HARD ASSETS FUND	Seeks long-term capital appreciation by investing primarily in “hard asset” securities. Income is a secondary consideration.	• Van Eck Associates Corporation

*	These are the only portfolios available in connection with the Guaranteed Withdrawal Benefit for Life (“GWBL”). Collectively, we refer to them as the “GWBL variable investment options.” Please note that they are also available as Non-GWBL variable investment options.
(1)	This is the Portfolio’s new name, effective on or about May 21, 2012, subject to regulatory approval. The Portfolio’s former name was All Asset Allocation.
(2)	This is the Portfolio’s new name, effective on or about April 30, 2012. The Portfolio’s former name was Invesco V.I. Dividend Growth Fund.

You should consider the investment objectives, risks and charges and expenses of the portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of the Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at (800) 628-6673.

Contract features and benefits	23

Determining your Guaranteed Annual Withdrawal Amount

Your Guaranteed Annual Withdrawal Amount is calculated based on the following:

•	contributions to the GWBL variable investment options, multiplied by the then current Guaranteed Withdrawal Rate; plus

•	transfers to the GWBL variable investment options, multiplied by the then current Guaranteed Transfer Withdrawal Rate; plus

•

any Ratchet increase of your Ratchet Base on your participant date anniversary, multiplied by a weighted average of the Guaranteed Withdrawal Rates and Guaranteed Transfer Withdrawal Rates previously applied to your certificate.

These amounts will continue to be added together to arrive at your total Guaranteed Annual Withdrawal Amount. Your Guaranteed Annual Withdrawal Amount, as of the beginning and end of the quarter, will be shown on your Statement of Account. Once you begin to take Guaranteed Annual Withdrawal Amount payments:

•	contributions and transfers to the GWBL variable investment options are not permitted;

•	your Guaranteed Annual Withdrawal Amount will never decrease as long as there are no GWBL Excess withdrawals; and

•	your Guaranteed Annual Withdrawal Amount may increase as the result of a Ratchet increase of your Ratchet Base.

The Guaranteed Withdrawal Rate and Guaranteed Transfer Withdrawal Rate

With the GWBL, there are two rates applicable at all times. We apply the Guaranteed Withdrawal Rate (“GWR”) to amounts you contribute to the GWBL variable investment options, including salary deferral contributions and employer contributions. We apply the Guaranteed Transfer Withdrawal Rate (“GTWR”) to amounts you transfer to the GWBL variable investment options from other the investment options in your EQUI-VEST® Strategies contract, lump sum transfers from other providers and rollovers.

The GWR is tied to the Ten-Year Treasuries Formula Rate described below. The GWR is set at the beginning of each calendar quarter, however, we reserve the right to set the GWR at the beginning of each calendar month.

The GWR is calculated using the Ten-Year Treasuries in effect for that quarter, plus a percentage that ranges from 0.25% to 1.00% based on your age at the beginning of the calendar quarter. The percentage is 1.00% if you are between ages 45 and 50, and declines by 0.05% each year until it reaches 0.25% at age 65.

If, at the beginning of a calendar quarter, the GWR calculation results in a rate lower than 2.5%, we will set the rate to a minimum of 2.5%. On the other hand, if the GWR calculation results in a rate greater than 7%, we are under no obligation to set that higher rate. In our sole discretion, we may declare a GWR that is greater, but not less than the rate generated by the GWR calculation.

•

Ten-Year Treasuries Formula Rate.  For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th of the last month of the preceding calendar quarter. U.S. Treasury rates will be determined from the Federal Reserve Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

The GTWR is set at the beginning of each month and will never be less than 2.5%. In our sole discretion, we may declare a GTWR that is greater than 2.5%.

Please note that while the GWR and GTWR are subject to the same stated minimum of 2.5%, we reserve the right to declare a GTWR that is higher or lower than the GWR. During certain periods, the declared rates for the GWR and GTWR may be the same.

The following examples are designed to show the basics as to how your Guaranteed Annual Withdrawal Amount is calculated. The GWBL account value used in these examples is after the deduction of all applicable fees and charges.

EXAMPLE 1: Activating the GWBL feature

Assume you are eligible to activate the GWBL feature and have $50,000 in your EQUI-VEST® Strategies certificate. You then make a one-time transfer of $1,000 from your Non-GWBL account value to the GWBL variable investment options. The GTWR at the time is 3%. Your amounts under the GWBL are calculated as follows:

•	Your GWBL account value is $1,000.

•	Your Ratchet Base is $1,000.

•	Your Guaranteed Annual Withdrawal Amount (“GAWA”) is $30. ($1,000 x 3%).

EXAMPLE 2: Building your Guaranteed Annual Withdrawal Amount with Contributions

Assume you activated the feature as described in EXAMPLE 1 on December 1st and decide to make on-going contributions that amount to $200 to the GWBL variable investment options on the 15th of each month for a six-month period starting in January of the following year. Also, for the purposes of this example, assume a 0% hypothetical rate of return for the GWBL account value. The table below shows the application of the GWR to six monthly contributions and the resulting values.

Date	Transfer	GTWR	New GAWA	Total GAWA	Ratchet Base(*)	GWBL account value
Dec. 1	$1,000	3%	$30	$30	$1,000	$1,000
Date	Contribution	GWR	New GAWA	Total GAWA	Ratchet Base(*)	GWBL account value
Jan. 15	$200	3%	$6	$36	$1,200	$1,200
Feb. 15	$200	3%	$6	$42	$1,400	$1,400
Mar. 15	$200	3%	$6	$48	$1,600	$1,600
Apr. 15	$200	4%	$8	$56	$1,800	$1,800
May. 15	$200	4%	$8	$64	$2,000	$2,000
Jun. 15	$200	4%	$8	$72	$2,200	$2,200
(*)	The Ratchet Base is described in more detail below.

28	Contract features and benefits

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

The withdrawal charge will apply if the condition as described in items 12 through 14 above existed at the time participation under the contract began or if the condition began within the 12 month period following such participation.

In addition, particular groups may receive the following waiver:

•	You sever from employment with your employer.

See Appendix III, later in this prospectus for information on state availability and variations with respect to the withdrawal charge.

In instances where a withdrawal charge applies, other than where your participation under the contract is terminated, in order to give you the exact dollar amount of the withdrawal requested, we deduct the amount of the withdrawal and the amount of the withdrawal charges from your account value. Any amount deducted to pay withdrawal charges is also subject to a withdrawal charge. We deduct the amount of the withdrawal and the withdrawal charge pro rata from the variable investment options and from the guaranteed interest option. If these amounts are insufficient we will make up the required amounts from the account for special dollar cost averaging. In the case where you terminate participation under the contract, we will pay your account value after the withdrawal charge has been imposed (cash value).

Guaranteed Withdrawal Benefit for Life charge

If you activate the Guaranteed Withdrawal Benefit for Life feature by allocating amounts to the GWBL variable investment options, we deduct an annual charge equal to 1.00% of your GWBL account value. This charge will be deducted from your value in the GWBL variable investment options on a pro rata basis on each participation date anniversary. It is not pro-rated to account for a portion of the year. However, if the GWBL feature is terminated, the certificate is surrendered or a death benefit is paid on a date other than a participation date anniversary, we will deduct a pro rata portion of the charge for that year.

In no event will the charge for the GWBL be deducted from your Non-GWBL account value.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 1%.

Plan operating expense charge

Depending on your Employer’s plan, we may be instructed to withdraw a plan operating expense from your account value and to remit the amount withdrawn to either your Employer or your Employer’s designee. The amount to be withdrawn is determined by your Employer; we will have no responsibility for determining that such amount is necessary and proper under the terms of your Employer’s plan. We will deduct this charge pro rata from your Non-GWBL variable investment options and guaranteed interest option first, then from the account for special dollar cost averaging. If there are insufficient funds in your Non-GWBL account value, we will deduct this charge pro rata from your GWBL variable investment options. This deduction will not reduce your Guaranteed Annual Withdrawal Amount or Ratchet Base. We do not apply a withdrawal charge to the amounts withdrawn pursuant to these instructions.

Variable Immediate Annuity payout option administrative fee

We deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity payout option. This option may not be available at the time you elect to begin receiving annuity payouts or it may have a different charge.

Loan set-up charge. A $25 charge will be deducted from your account value at the time a loan is taken. The charge is to compensate us for administrative expenses associated with setting up the loan.

Annual loan record-keeping charge. A $6.25 charge will be deducted from your account value on the last Friday of each calendar quarter to compensate us for record-keeping expenses associated with the loan. If that Friday is a holiday, the charge will be deducted on the last business day preceding that Friday. The charge will be deducted on a pro rata basis from the variable investment options and the guaranteed interest option. If those amounts are insufficient, we will deduct amounts from the account for special dollar cost averaging.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

Charges and expenses	49